DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

15,


06014469

File No. 82-4939

SUPPL

June 15, 2006

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant disclosure dated June 12, 2006, regarding the posting of the BAA's Offer document;

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Maria Norbis
Legal Assistant

Attachments
By Hand Delivery


PROCESSED
JUN 20 2006
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
JUN 15 2006
SECTION
WASH, D.C.
156

(NY) 07945/001/12G06/06.14.sec.doc

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the subsidiary of Ferrovial Infraestructuras, S.A. which was incorporated to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

As a continuation of the announcement made on 6 June relating to the Recommended Final Offers* which was published by the CNMV with number 67,469, ADI announced today, through the London Stock Exchange Regulatory Information System, that the document containing the terms and conditions of the Recommended Final Offers and the information required by law in the United Kingdom (the "Revised Offer Document") has been sent to the shareholders of BAA and has been made available to the holders of bonds convertible into shares of BAA on this same date, with the corresponding "Forms of Acceptance", all in accordance with the procedures established in English law for this purpose.

The deadline for acceptance of the Recommended Final Offers has been extended to 13:00 hours (London time) on 26 June 2006.

In its communiqué, ADI also announced a modification to the terms of the consideration involving the delivery of shares of Altitude Assets Plc ("Altitude") applicable to the 2008 and 2009 BAA convertible bonds and the shares of BAA (the "Partial Share Alternatives"). Under this amendment, the ratios of Altitude shares to cash offered under the Partial Share Alternatives in the Revised Offer Document differ from those established in ADI's communiqué dated 6 June 2006 regarding the Recommended Final Offers, which communiqué was published by the CNMV on 6 June 2006 with register number 67,469, and whose translation into Spanish for information purposes was published on 7 June 2006 with register number 67,517.

This amendment does not affect the overall value of the Recommended Final Offers; it simply means that the value of each Altitude Share has been marginally reduced (from

* ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers (or any part thereof): (i) with the recommendation by BAA's Board of Directors; (ii) if a firm intention to make a competingoffer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of City Code.

187 pence to 184.75 pence) and that the relative proportions of Altitude Shares and cash offered under the Partial Share Alternatives have changed.

The change in the ratio is due to the fact that, following ADI's 6 June 2006 communiqué, ADI was informed by BAA that the terms of the BAA 2009 Convertible Bonds had been changed in August 2004, making it necessary to completely revise the terms of the Partial Share Alternatives.

The Annex to this communiqué establishes the new applicable ratios, whose full terms are set out in the Revised Offer Document.

Attached as an Annex to this communiqué is the original communiqué by ADI in English.

Madrid, 12 June 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 12 June 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

RECOMMENDED FINAL OFFERS*

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

POSTING OF OFFER DOCUMENTATION

Further to its announcement on 6 June 2006 of the terms of a recommended final offer* to acquire the entire issued and to be issued share capital of BAA plc ("BAA") (the "Ordinary Recommended Final Offer*") and of recommended final offers* to acquire all of the BAA Convertible Bonds (the "Convertible Recommended Final Offers*" and, together with the Ordinary Recommended Final Offer*, the "Recommended Final Offers*"), the board of Airport Development and Investment Limited ("ADI") announces that the document containing the terms and conditions of the Recommended Final Offers* (the "Revised Offer Document") is today being posted to BAA Shareholders, together with the relevant Forms of Acceptance, and made available to BAA Convertible Bondholders.

The Recommended Final Offers* are open for acceptances in the period to 1.00 p.m. (London time) on 26 June 2006.

If you hold BAA Shares in certificated form (that is, not through CREST), to accept the Ordinary Recommended Final Offer*, please complete, sign and return the relevant Form of Acceptance (which has been sent to you together with the Revised Offer Document) in accordance with the instructions thereon and the instructions in the Revised Offer Document as soon as possible.

If you hold BAA Shares in uncertificated form (that is, through CREST), to accept the Ordinary Recommended Final Offer*, please follow the procedures in the Revised Offer Document so as to ensure that your TTE instruction settles as soon as possible. If you hold BAA Shares as a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo Limited.

As the Ordinary Recommended Final Offer* is not being specifically extended to BAA ADRs, holders of BAA ADRs who wish to participate in the Ordinary Recommended Final Offer* should take steps to present their BAA ADRs to the US Depositary for cancellation. Any underlying BAA Shares received by holders of BAA ADRs upon such cancellation may then be tendered in the Ordinary Recommended Final Offer*. The Revised Offer Document may be obtained from Computershare Investor Services plc at the address below or requested by holders of BAA ADRs by telephone on 0870 703 6266 (or +44 870 703 6266, from outside the UK).

** ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; (ii) if a firm intention to make a competing offer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of City Code.*

If you hold BAA Convertible Bonds through Euroclear and/or Clearstream, you will be contacted by Euroclear and/or Clearstream as to the steps you need to take to accept the relevant Convertible Recommended Final Offer(s)* as soon as possible.

If you hold BAA Convertible Bonds otherwise than through Euroclear and/or Clearstream, please follow the procedures in the Revised Offer Document to accept the relevant Convertible Recommended Final Offer(s)* as soon as possible.

Copies of the Revised Offer Document are and will remain available for collection by BAA Convertible Bondholders during normal business hours on any weekday (Saturdays and public holidays excepted) until the end of the Offer Period from the offices of:

Computershare Investor Services plc
PO Box 858
The Pavilions
Bridgwater Road
Bristol BS99 5WE

Computershare Investor Services plc
2nd Floor
Vintners Place
68 Upper Thames Street
London EC4V 3BJ

Citibank N.A.
21st Floor
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

BAA Shareholders and BAA Convertible Bondholders should be aware that the amount of cash and the number of Altitude Shares offered under each of the Partial Share Alternatives will be different in the Revised Offer Document from the equivalent numbers in ADI's announcement of the Final Recommended Offers* on 6 June 2006. This is because, following the announcement, ADI was made aware by BAA that the terms of the BAA 2009 Convertible Bonds were effectively changed in August 2004 so as to reset the cash settled amount on conversion to zero. The effect of this is that BAA 2009 Convertible Bondholders will have the right to receive a greater number of Altitude Shares (and less cash) under the 2009 Partial Share Alternatives. This leads to consequential changes in respect of the amount of cash and number of Altitude Shares offered under each of the Ordinary Partial Share Alternative and the 2008 Convertible Partial Share Alternative.

This does not affect the overall value of the Recommended Final Offers* to those BAA Shareholders and BAA Convertible Bondholders who validly elect to receive the relevant Partial Share Alternatives nor does it affect the overall value of any of the Recommended Final Offers* themselves. It does, however, mean that the value of each Altitude Share has been marginally reduced (from 187 pence to 184.75 pence) and that the relative proportions of cash and Altitude Shares offered under the Partial Share Alternatives has changed. Specifically:

- **in respect of the 2009 Convertible Bonds** (under the 2009 Convertible Partial Share Alternative): for each £1,000 nominal of 2009 Convertible Bonds, the amount of cash offered decreases (from £1,633 to £1,616) and the number of Altitude Shares offered increases (from 25.94 to 35.79);

- **in respect of the 2008 Convertible Bonds** (under the 2008 Convertible Partial Share Alternative): for each £1,000 nominal of 2008 Convertible Bonds, the amount of cash offered increases (from £1,400 to £1,402) and the number of Altitude Shares offered (31.06 Altitude Shares) remains the same; and

- **in respect of the BAA Shares** (under the Ordinary Partial Share Alternative): for each BAA Share, the amount of cash offered increases (from 897.4 pence to 898.05 pence) and the number of Altitude Shares offered (0.2 Altitude Shares) remains the same.

Full details of the revised figures will be set out in the Revised Offer Document.

Enquiries:

Citigroup

David Wormsley + 44 20 7986 7692

Philip Robert-Tissot + 44 20 7986 7519

David James (Corporate Broking) + 44 20 7986 0732

Simon Alexander (Corporate Broking) + 44 20 7986 0963

Citigate

Ginny Pulbrook + 44 20 7282 2945

Grupo Albion

Alex Moore + 34 91 531 2388

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any Altitude Shares, as referred to in this announcement, except on the basis of information in the AIM Document expected to be published by Altitude Assets on or around 12 June 2006. Copies of the AIM Document will, following publication, be available, free of charge, from the registered offices of (i) Altitude Assets at 20-22 Bedford Row, London WC1R 4JS; (ii) KPMG, LLP at 8 Salisbury Square, London EC4Y 8BB; and (iii) Citigroup Global Markets Limited at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, in accordance with the Prospectus Rules.

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for

providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

N M Rothschild & Sons Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to BAA and no one else in connection with the Recommended Final Offers* and will not be responsible to any other person for providing protections afforded to customers of Rothschild or for providing advice in relation to the Recommended Final Offers* or any other matters referred to in this announcement.

UBS Limited is acting exclusively as financial adviser and corporate broker to BAA and no one else in connection with the Recommended Final Offers* and will not be responsible to any other person for providing protections afforded to customers of UBS or for providing advice in relation to the Recommended Final Offers* or any other matters referred to in this announcement.

Hoare Govett is acting exclusively as corporate broker to BAA and no one else in connection with the Recommended Final Offers* and will not be responsible to any other person for providing protections afforded to customers of Hoare Govett or for providing advice in relation to the Recommended Final Offers* or any other matters referred to in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the offers or otherwise. The Recommended Final Offers* will be made solely by the Revised Offer Documentation, when issued, which will contain the full terms and conditions of the Recommended Final Offers*, including details of how the Recommended Final Offers* may be accepted.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in ADI's announcement of the Recommended Final Offers* on 6 June 2006. The terms "acting in concert" and "relevant securities" shall have the same meanings as in the City Code.

ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; (ii) if a firm intention to make a competing offer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of City Code.

Unless otherwise determined by ADI, the Recommended Final Offers* are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such

jurisdiction, as doing so may invalidate any purported acceptance of the Recommended Final Offers*. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by ADI, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Altitude Shares have not been registered under the US Securities Act or under the securities laws of any jurisdiction of the United States, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, such registration requirements. Altitude Assets is not and will not be registered under the US Investment Company Act. In addition, no prospectus in relation to the Altitude Shares has been, or will be, lodged with the Australian Securities and Investments Commission and no steps have been, or will be, taken to enable Altitude Shares to be offered in compliance with the applicable securities laws of Canada, Australia or Japan. Consequently, subject to certain limitations and exceptions, the Share Facilities referred to in this announcement are not being made available, and Altitude Shares are not being offered or sold, directly or indirectly, in or into the United States (or to, or for the account or benefit of, US Persons), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction), if to do so would constitute a violation of the relevant laws in such jurisdiction.

Neither the US Securities and Exchange Commission (the "SEC") nor any US state securities commission has approved or disapproved of the Loan Notes or the Altitude Shares or determined if this announcement or the AIM Document is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Recommended Final Offers* are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as

agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Recommended Final Offers*, such as in open market or privately negotiated purchases outside the United States during the period in which the Recommended Final Offers* remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.